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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25


                                                  Commission File Number 0-26463
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(Check One):      |_|  Form 10-K         |_|  Form 11-K       |_|  Form 20-F
                  |X| Form 10-Q          |_|  Form N-SAR

         For Period Ended: March 31, 2003
                           ---------------------------------------------------

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on From 11-K

         For the Transition Period Ended:
                                          ------------------------------------

  Read attached instruction sheet before preparing form. Please print or type.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:
                                                       -----------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant MILITARY RESALE GROUP, INC.
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Former name if applicable

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Address of principal executive office (Street and number)
                                            2180 Executive Circle
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City, state and zip code         Colorado Springs, Colorado    80906
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                                   Page 1 of 3

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Part II

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         |X|    (a)      The reasons described in reasonable detail in Part III
                         of this form could not be eliminated without unreasonable effort or expense;

         |X|    (b)      The subject quarterly report on Form 10-QSB will be
                         filed on or before the fifth calendar day following the prescribed due date;

         |_|    (c)      The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.

Part III

         State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.


                  The preparation of our Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2003 was delayed because we only recently filed our Annual Report on Form 10-KSB for the year ended December 31, 2002, which was delayed for the reasons set forth in our Form 12b-25 filed on March 28, 2003. As a result, we were unable to complete our first quarter financial statements, and our independent accountants were unable to complete their review of such financial statements, prior to May 15, 2003, which consequently required the filing of this Form 12b-25 to obtain an extension of the filing date.


Part IV

         (1) Name and telephone number of person to contact in regard to this notification.

                      Eric M. Hellige                      (212) 421-4100
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         (2)      Have all other periodic reports required under section 13 or
                  15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes |X|                   No |_|

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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes |_|                   No |X|



         MILITARY RESALE GROUP, INC.. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 15, 2003              By     /s/ Ethan D. Hokit
                                   ---------------------------------------
                                                Name:   Ethan D. Hokit
                                                Title: President



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